Annual Report

Cloudastructure, Inc.



55 E 3rd Ave
San Mateo CA 94401
www.cloudastructure.com

In this report, the term "Cloudastructure," "we," "us," "our" or "the Company" refers to Cloudastructure, Inc., a Delaware corporation.

The Company is offering and has sold Simple Agreements for Future Equity (SAFEs) pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended, and is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2019. A copy of this report may be found on the Company's website at **www.cloudastructure.com/investorrelations**.

The Company completed an offering of SAFEs pursuant to Regulation Crowdfunding on July 16, 2019. The Company refers to this offering in this report as the "2019 Offering." The Company commenced a subsequent offering of SAFEs pursuant to Regulation Crowdfunding on November 1, 2019, which is still ongoing as of the date of this report. The Company refers to this offering as the "2020 Offering".

This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this report and the Company's offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward- looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as cyber-attacks and the ability to prevent such attacks). Additionally, early-stage companies are inherently riskier than more developed companies, and the risk of business failure and complete loss of your investment capital is present. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to Our Company

We have a limited operating history upon which you can evaluate our performance. Accordingly, our prospects must be considered in light of the risks that any new company encounters. Our Company was incorporated under the laws of the State of Delaware on March 28, 2003 as Connexed Technologies Inc. The likelihood of our creation of a successful business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of our technology and products. We anticipate that our operating expenses will increase for the near future, and there is no assurance that we will be profitable in the near future. You should consider our business, operations, and prospects in light of the risks, expenses and challenges faced as an emerging growth company.

We have historically operated at a loss, which has resulted in an accumulated deficit. For the fiscal year ended December 31, 2019, we incurred a net loss of $542,322. There can be no assurance that we will ever achieve profitability. Even if we do, there can be no assurance that we will be able to maintain or increase profitability on a quarterly or annual basis. Failure to do so would continue to have a material adverse effect on our accumulated deficit, cash flows, and our efforts to raise capital.

The auditor included a "going concern" note in its audit report. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through the 2020 Offering, we may not accurately anticipate how quickly we may use the funds and whether these funds are sufficient to bring the business to profitability.

Our technology continues to be developed, and it is unlikely that we will ever develop our technology to a point at which no further development is required. Cloudastructure is developing complex technology that requires significant technical and regulatory expertise to develop, commercialize and update to meet evolving market and regulatory requirements. If we are unable to successfully develop and commercialize our technology and products, it will significantly affect our viability as a company.

If our security measures are breached or unauthorized access to individually identifiable biometric or other personally identifiable information is otherwise obtained, our reputation may be harmed, and we may incur significant liabilities. In the ordinary course of our business, we may collect and store sensitive data, including personally identifiable information ("PII"), owned or controlled by ourselves or our customers, and other parties. We communicate sensitive data electronically, and through relationships with multiple third-party vendors and their subcontractors. These applications and data encompass a wide variety of business-critical information, including research and development information, patient data, commercial information, and business and financial information. We face a number of risks relative to protecting this critical information, including loss of access risk, inappropriate use or disclosure, inappropriate modification, and the risk of our being unable to adequately monitor, audit, and modify our controls over our critical information. This risk extends to the third-party vendors and subcontractors we use to manage this sensitive data. As a custodian of this data, Cloudastructure therefore inherits responsibilities related to this data, exposing itself to potential threats. Data breaches occur at all levels of corporate sophistication (including at companies with significantly greater resources and security measures than our own) and the resulting fallout stemming from these breaches can be costly, time-consuming, and damaging to a company's reputation. Further, data breaches need not occur from malicious attack or phishing only. Often, employee carelessness can result in sharing PII with a much wider audience than intended. Consequences of such data breaches could result in fines, litigation expenses, costs of implementing better systems, and the damage of negative publicity, all of which could have a material adverse effect on our business operations and financial condition.

Privacy and data security laws and regulations could require us to make changes to our business, impose additional costs on us and reduce the demand for our software solutions. Our business model contemplates that we will transmit a significant amount of personal or identifying information through our platform. Privacy and data security have become significant issues in the United States and in other jurisdictions where we may offer our video surveillance solutions. The regulatory framework relating to privacy and data security issues worldwide is evolving rapidly and is likely to remain uncertain for the foreseeable future. Federal, state and foreign government bodies and agencies have in the past adopted, or may in the future adopt, laws and regulations regarding the collection, use, processing, storage and disclosure of personal or identifying information obtained

from customers and other individuals. In addition to government regulation, privacy advocates and industry groups may propose various self-regulatory standards that may legally or contractually apply to our business. Because the interpretation and application of many privacy and data security laws, regulations and applicable industry standards are uncertain, it is possible that these laws, regulations and standards may be interpreted and applied in a manner inconsistent with our existing privacy and data management practices. As we expand into new jurisdictions or verticals, we will need to understand and comply with various new requirements applicable in those jurisdictions or verticals.

To the extent applicable to our business or the businesses of our customers, these laws, regulations and industry standards could have negative effects on our business, including by increasing our costs and operating expenses, and delaying or impeding our deployment of new core functionality and products. Compliance with these laws, regulations and industry standards requires significant management time and attention, and failure to comply could result in negative publicity, subject us to fines or penalties or result in demands that we modify or cease existing business practices. In addition, the costs of compliance with, and other burdens imposed by, such laws, regulations and industry standards may adversely affect our customers' ability or desire to collect, use, process and store personal information using our software solutions, which could reduce overall demand for them. Even the perception of privacy and data security concerns, whether or not valid, may inhibit market acceptance of our software solutions in certain verticals. Any of these outcomes could adversely affect our business and operating results.

We anticipate sustaining operating losses for the foreseeable future. It is anticipated that we will sustain operating losses until for the foreseeable future as we expand our team, continue with research and development, and strive to gain customers and gain market share in our industry. Our ability to become profitable depends on our ability to expand our customer base. There can be no assurance that this will occur. Unanticipated problems and expenses are often encountered in offering new products which may impact whether the Company is successful. Furthermore, we may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, regulatory requirements and changes to such requirements or other unforeseen difficulties. There can be no assurance that we will ever become profitable. If the Company sustains losses over an extended period of time, it may be unable to continue in business.

If our products do not achieve broad acceptance both domestically and internationally, we will not be able to achieve our anticipated level of growth. Our revenues are derived from a Software-as-a-Service (SaaS) model for our products and technology. We cannot accurately predict the future growth rate or the size of the market for our products and technology. The expansion of the market for our solutions depends on a number of factors, such as:

- the cost, performance and reliability of our solutions and the products and services offered by our competitors;

- customers' perceptions regarding the benefits of cloud-based video surveillance solutions;

- public perceptions regarding the intrusiveness of these solutions and the manner in which organizations use biometric and other identity information collected;

- public perceptions regarding the confidentiality of private information;

- proposed or enacted legislation related to privacy of information

- customers' satisfaction our cloud-based video surveillance systems; and

- marketing efforts and publicity regarding our video surveillance solutions.

Even if our products and technology gains wide market acceptance, our solutions may not adequately address market requirements and may not continue to gain market acceptance. If cloud-based video surveillance solutions generally or our solutions specifically do not gain wide market acceptance, we may not be able to achieve our anticipated level of growth and our revenues and results of operations would suffer.

We operate in a highly competitive industry that is dominated by multiple very large, well-capitalized market leaders and is constantly evolving. New entrants to the market, existing competitor actions, or other changes in market dynamics could adversely impact us. The level of competition in the security industry is high, with multiple exceptionally large, well-capitalized competitors holding a majority share of the market, such as Tyco, Honeywell, Stanley, and Johnson Controls. Many of the companies in the video surveillance market have longer operating histories, larger customer bases, significantly greater financial, technological, sales, marketing, and other resources than we do. At any point, these companies may decide to devote their resources to creating a competing technology solution which will impact our ability to maintain or gain market share in

this industry. Further, such companies will be able to respond more quickly than we can to new or changing opportunities, technologies, standards, or client requirements, more quickly develop new products or devote greater resources to the promotion and sale of their products and services than we can. Likewise, their greater capabilities in these areas may enable them to better withstand periodic downturns in the video surveillance industry and compete more effectively on the basis of price and production. In addition, new companies may enter the markets in which we compete, further increasing competition in the video surveillance industry.

We believe that our ability to compete successfully depends on a number of factors, including the type and quality of our products and the strength of our brand names, as well as many factors beyond our control. We may not be able to compete successfully against current or future competitors, and increased competition may result in price reductions, reduced profit margins, loss of market share and an inability to generate cash flows that are sufficient to maintain or expand the development and marketing of new products, any of which would adversely impact our results of operations and financial condition.

Successful infringement claims against us could result in significant monetary liability or prevent us from selling some of our products. We believe our products and technology may be highly disruptive to a very large and growing market. Our competitors are well capitalized with significant intellectual property protection and resources and they (and/or patent trolls) may initiate infringement lawsuits against our Company. Such litigation could be expensive and could also prevent us from selling our products, which would significantly harm our ability to grow our business as planned.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel, consultants and advisors is critical to our success. These demands may require us to hire additional personnel, consultants and advisors and will require our existing management personnel to develop additional expertise. We face intense competition for personnel, consultants and advisors. The failure to attract and retain personnel, consultants and advisors or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, or in hiring consultants and advisors, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We rely on other companies to provide certain hardware and software for our products. We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. While we are not dependent on any one supplier for any of our hardware or software, our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide major components and subsystems which meet required specifications and perform to our and our customers' expectations. If we encounter problems with one or more of these parties and they fail to perform to expectations, it could have a material adverse impact on the Company.

We plan to implement new lines of business or offer new products and services within existing lines of business. We plan on creating a new version of our cloud-based access control service and a new cloud door controller hardware device to go with it. Further, we plan on introducing new computer vision algorithms, such as face recognition and object detection, that must be executed at sustainable computational costs. We also plan on introducing machine learning algorithms that combine information from both access control and video surveillance systems. There are substantial risks and uncertainties associated with these efforts, both in the development of these new products and services, as well as the execution and delivery of these products and services to our customers. We may invest significant time and resources into these endeavors, and there is no guarantee we will be successful in our development and/or launch of such products and services. Initial timetables for the introduction and development of such new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing these new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Our future success is dependent on the continued service of our small management team. Three directors and three executive officers provide leadership to Cloudastructure. One of our directors is also an executive officer of the Company. Our success is dependent on their ability to manage all aspects of our business effectively. Because we are relying on our small management team, we lack certain business development resources that may hurt our ability to grow our business. Although we intend to grow our management team, there is no guarantee that newly added management team members will contribute to Cloudastructure as we hope. Any loss of key members of our executive team could have a negative impact on our ability to

manage and grow our business effectively. We do not have employment agreements with any members of our senior management team, nor do we maintain a key person life insurance policy on any of the members of our senior management team. As a result, we would have no way to cover the financial loss if we were to lose the services of our directors or officers. Further, two of our executive officers, Gregory Rayzman and Craig Johnson, serve as officers of the Company on a part-time basis. As such, it is likely that the Company will not make the same progress as it would if these officers worked full-time at the Company.

The Company has multiple notes outstanding beyond their stated maturity date. The Company has previously made multiple issuances of promissory notes and convertible notes that remain outstanding beyond their stated maturity dates. To date, the Company has not received a demand for payment by holders of such notes – however, the holders of such notes may make a demand for payment at any time, which would make the outstanding balance due under such notes immediately due and payable. If such demands are made, it could significantly impair our ability to continue our operations. Further, our failure to pay any of these notes when due or upon demand may prevent us from being able to borrow additional amounts or sell additional securities to finance our business, which could have a significant impact on the Company's ability to continue its operations.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

Even if the 2020 Offering is successful, we will need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations. Depending on the amount of proceeds raised from the 2020 Offering, our operating plan may change, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances or a combination of these approaches. Raising funds in the current economic environment may present additional challenges. It is not certain that we have accounted for all costs and expenses of future development and regulatory compliance. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

A pandemic, epidemic or outbreak of an infectious disease in the United States may adversely affect our business. If a pandemic, epidemic or outbreak of an infectious disease occurs in the United States, our business may be adversely affected. In December 2019, a novel strain of coronavirus, COVID-19, was identified in Wuhan, China. This virus continues to spread globally and, as of April 2020, has spread to over 50 countries, including the United States. The spread of an infectious disease, including COVID-19, may result in the inability of our suppliers to deliver components to us on a timely basis, or our service providers to continue providing services in an effective manner. Further, the spread of a disease such as COVID-19 could lead to unfavorable economic conditions, which would adversely impact our operations. The extent to which the coronavirus impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others.

The Company may Provide Additional or Different Information to Investors in the Regulation A Offering. The Company plans to launch a Regulation A Offering. In connection with the Regulation A Offering, the Company has prepared an Offering Statement, which has been submitted to the SEC for its review and comment. While the information in this report has formed the basis of the disclosure in the Offering Statement and the Offering Circular that will be prepared for the Regulation A Offering, the Company may be required to provide different or additional information in the Offering Statement. The Company will not be able to make sales under the Regulation A Offering until the SEC completes its review process and the Company requests the qualification of the Offering Statement. As part of the review process, the SEC may ask the Company to provide different or additional information in the Offering Statement. The SEC review process typically takes at least three (3) months to complete. There can be no assurance as to when the Company will complete the review process; nor can there be any guarantee that the SEC will qualify the Offering Statement.

Risks Related to the Securities in the 2020 Offering

Investors will be unable to declare the Security in "default" and demand repayment. Unlike convertible notes and some other securities, the SAFEs do not have any "default" provisions upon which will allow holders of the SAFEs to demand repayment of their investment. Only in limited circumstances, such as a liquidity event, may holders of our SAFEs demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never undergo a liquidity event, and the SAFEs may never convert. The SAFEs the Company is offering in the 2020 Offering are convertible into shares of Preferred Stock of the Company (currently none are authorized) issued in a future equity financing of the Company. As of December 31, 2019, the SAFEs have not yet converted as a qualifying financing had not yet occurred. The Company may never receive a future equity financing that would result in conversion of the SAFEs to Preferred Stock of the Company. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. Further, for the SAFEs issued in the 2019 Offering, even if a qualifying financing occurs, the Company has the option to elect to not convert the SAFEs into capital stock of the Company. As such, if a qualifying financing does or liquidity event does not occur, or the Company elects to not convert the SAFEs, the holders of our SAFEs could be left holding the SAFEs in perpetuity.

This investment is illiquid. There is no currently established market for reselling our SAFEs. The SAFEs also have numerous transfer restrictions, are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

THE COMPANY'S BUSINESS

Overview

Cloudastructure was incorporated under the laws of the State of Delaware on March 28, 2003. Cloudastructure provides cloud-controlled physical infrastructure to enterprises in the form of video surveillance and access control in a cloud-model. We provide on-premises hardware that talks to a customer's cameras and doors. Then we host a cloud solution that allows the customer to see their video (live and recorded) and manage which employee's badge works on which door from anywhere. Since we are in the cloud, we have available computational resources that would be impractical to build and maintain at each customers' location. These computational resources allow us to provide more advanced AI (artificial intelligence) solutions than are possible in the legacy on-premises model. Such AI solutions include Tagger(tm) which tags all objects seen in a video so that users can search by tag (e.g. "person", "vehicle", "animal", etc.). Essentially, we are indexing our customers' video surveillance and access control data to make for easy search, just like Google indexed the web for easy search. We also allow the user to use their phone for access instead of using a legacy Radio-Frequency Identification (RFID) card or badge.

Our Background

Cloudastructure's inception was the result of an incident of corporate theft at a previous company of our CEO and founder, Rick Bentley. At his previous venture-backed company in San Francisco during the dot-com boom, someone walked into his company's headquarters, picked up a laptop with sensitive, confidential data of the company, and walked out the door. Although the company had installed an expensive video surveillance system, someone had unplugged the on-premises system during the theft, and as a result, there was no video of the incident. Systems like these are still the standard today – which is why Cloudastructure believes there is an opportunity to bring innovation and new technology to enhance the field of video surveillance security, and eliminate the weaknesses of today's standard surveillance systems.

Cloudastructure, Inc. was originally incorporated as "Connexed Technologies, Inc" in 2003, and offered cloud video surveillance systems. On September 1, 2013, Connexed Technologies, Inc. and Reach Systems, Inc., which had been offering cloud access control since 2005, entered into an Asset Purchase Agreement pursuant to Connexed Technologies purchased all of the assets of Reach Systems Inc. The acquisition of Reach System's Inc.'s assets allowed the Company to recognize the synergies of customer value with the bundling of video surveillance and access control delivered as a cloud-based service. The Company subsequently changed its name to "Cloudastructure, Inc." on September 28, 2016.

Principal Products and Services

Cloudastructure's solution centralizes the management of access control and video surveillance. The cloud model allows customers to scale geographically to multiple locations without complicated or insecure network settings. Cloudastructure can support a client's installation efforts, helping the client get in touch with local installation partners or take turnkey responsibility for delivering the solution seamlessly. The service and support is provided for a monthly subscription, requiring no upfront licensing costs or large capital budgets. As the Company adds more artificial intelligence (e.g. doing what the guard at the front desk does: making sure a face matches the entry badge and that no one "piggybacks" in behind an authorized party without a badge), the Company believes that it will likely be able to increase pricing, in the future, for its cloud-based solution.

Existing Products and Services

Please see below for a summary of our existing products and services.

Product / Service	Description	Current Market
Service: Cloud Video Surveillance	Video stored in the cloud. Multiplatform (web, phone, tablet) access. Features include playback of recorded video, live view of current video, and object detection / search.	Small, medium and enterprise-sized business, and education markets
Service: Cloud Access Control	Access control system managed from the cloud. Multiplatform (web, phone, tablet) compatible. Features include allowing the user to unlock doors from a live video feed or from a smart device's homescreen.	Small, medium and enterprise-sized business, and education markets
Product: Cloud Video Recorder (CVR)	Records video. This device is compatible with existing or new cameras, and stores records and stores data even if not connected to the internet. The device uploads recordings to the cloud and manages bandwidth. It is network secure.	Small, medium and enterprise-sized business, and education markets
Product: Cloud Door Controller	Controls door access. It stores an "allow-list" (i.e. authorized personnel) locally in the device. It works if internet access is down, and is compatible with a majority of door hardware currently in use. It is network secure.	Small, medium and enterprise-sized business, and education markets

Our current process is as follows: first, we install our on-premises hardware that interfaces with the customer's current video surveillance security system. Once installed, we are able to send all the video recorded by the customer's system to our cloud. Once the video is with us, we have a unique advantage over all on-premises solutions - we can run it all through large GPU's (Graphics Processing Units, faster than CPU's at handling video) that are hosted by third parties running Machine Learning software that can start to see across 100's or 1,000's of cameras better than any single human can. Next, our cloud-based system can index all the objects and faces in the video. This means that the video can be searched by tag: person, animal, vehicle, etc. and even individual faces. Then, when our cloud-based system detects a person, it can attempt to match that person to a face in our database. If we can, we run that through a face recognition system, which allows a search to be conducted to locate a specific person, name, and face. This is what we are currently selling now.

Current higher-level features of our products and services, beyond our standard Video Surveillance and Access Control, include:

1. *Tagger. Generates tags for every object it sees in the video. Things like "animal" or "person" or "vehicle". Then, we let the customer search by tag. No more watching branches blow or cars drive by for an hour - just search by "person" and see only videos that have people in them.*

2. *Smartkey. Allows an employee's phone to open a door. It's more secure, and people generally always have their phone with them, so less risk of lost keys. Also enables a person to see someone live on video and unlock the door for them if they're locked out, dropping off a package, etc.*

Products and Services in Development

1. ***Computer Vision.***

   a. ***Face Recognition***. *Already working in development, Face Recognition tags all videos with faces recognized in them. You can search by known person (e.g. Patrick) or unknown person (e.g. Unknown123). "Hey, that guy right there who attacked that other person ... where else has he been on my campuses?"*

   b. ***Tailgate/Piggyback Prevention.*** *One of the front desk guard's primary functions is making sure no one "tailgates" in behind someone else who is badging in. Unlike human guards, we can do this cost effectively on all the doors (side door, back door, document room, etc.) and not just the main lobby door.*

   c. ***Pedestrian Counter***. *Detecting the number of pedestrians waiting to cross a street to feed into traffic control systems.*

   d. ***Insurance Related Events.*** *Water on the floor, slip and falls, and other issues that if caught early can have savings much greater than the cost of a video surveillance system.*

2. ***Door System.*** *We have a 1.0 door system that we are going to upgrade to our 2.0 and then, once integrated, we will have unfettered access to the door events (e.g. card read, access granted, door opened). This will allow us to optimize tailgate/piggyback functionality.*

Business Model

Cloudastructure operates under a Software-as-a-Service (SaaS) model. We found that we can compete with incumbents in this industry by pricing by the door and camera per year (e.g. $249/year per camera). We make more recurring revenue than they do while still providing a lower TCO (Total Cost of Ownership) to our customers. However, we believe our higher-level AI features will allow us to achieve security guard level pricing - which is much higher than what we charge now. We intend to benefit from this price elasticity.

The Cloudastructure hardware utilizes state of the art technology, delivered at a very competitive price that beats the industry standards and comes with zero maintenance or replacement costs with a lifetime warranty. Cloudastructure solution centralizes the management of access control with video monitoring and allows customers to scale geographically to multiple locations.

Distribution

Cloudastructure's services require a physical installation of our on-premises hardware at the client's desired location. Cloudastructure facilitates this installation – either delivering a turnkey solution to the client itself, or helping the client get in touch with local installation partners to make sure the process is handled smoothly. The service and support is provided for a monthly subscription, requiring no upfront licensing costs or capital budgets.

The Market

Cloudastructure considers itself to be in the video surveillance industry. According to a May 2019 study published by Allied Market Research, the global video surveillance market was valued at $28,184.0 million in 2017, and is projected to reach $87,361.8 million by 2025, growing at a CAGR of 14.2% from 2018 to 2025. Video surveillance systems can be used in nearly any environment. Security and surveillance are required for all organizations worldwide. Governments, enterprises, financial institutions, and healthcare organizations alike are all expected and required to have a certain level of security and monitoring measures. As a result, there has been an increase in the demand for security applications such as video surveillance to monitor and record borders, ports, transportation infrastructure, corporate houses, educational institutes, public places, buildings, and others, which is expected to drive the video surveillance market growth globally.

The increase in demand for security systems has also resulted in an increased demand for more advanced systems, such as Internet Protocol cameras, or IP cameras, which receive control data and send image data via the Internet. They are commonly used for surveillance but unlike analog closed-circuit television (CCTV) cameras, they require no local recording device, only a local area network. IP security cameras send their signal over a network, allowing greater information transfer than an analog signal. A growth in transition from analog surveillance to IP cameras and integration of internet-of-things has fueled the growth of the video surveillance market size. However, factors such as high investment cost in data storage technologies and lack of professional expertise in handling IP cameras have hampered the market growth.

With its technological solutions that address problems historically faced in the video surveillance industry, Cloudastructure intends to capitalize on this growing need for sophisticated surveillance systems, targeting small, medium, and enterprise-sized businesses in any industry or market.

Competition

The Company's primary competitors are Bosch, Tyco, Honeywell, Siemens, Ring Video Doorbell, Dropcam, Lockitron, Latch, Eagle Eye Networks, Brivo, Kisi. The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of artificial intelligence security and cloud based video surveillance.

Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation.

Employees

The Company currently has two employees – Rick Bentley (full-time) and Gregory Rayzman (part-time). The Company has not entered into employment agreements with either Mr. Bentley or Mr. Rayzman.

Outsourcing

We currently outsource a number of key functions of the Company to third parties, including accounting, legal and payroll.

In addition, we host our services on Google and Amazon's cloud platforms. There are a number of alternative cloud providers that we could utilize, to instead host, such as Microsoft or Digital Ocean, if it became necessary – or we could put our own computers up in a collocation facility to achieve the same result.

Key Customers

As of the date of this report, our largest customer currently accounted for 39% of our revenue in 2019. We are unable to name most customers due to our agreements with them. We provide our services on an at-will basis, with no contract in place. Our ideal customer is an enterprise business with multiple locations for our security systems.

Suppliers

We currently utilize third-party suppliers of computers (specifically, x86 models) onto which we install software, ours and third parties', to turn them into our CloudVideo Recorders(CVRs). To date, we have bought computers primarily through Amazon and Newegg, but there are a large number of suppliers that we could source from for these computers should we have to source from alternative providers for any reason.

Regulation

Our business is not currently subject to any licensing requirements in any jurisdiction in which we operate. This does not mean that licensing requirements may not be introduced in one or more jurisdiction in which we operate, and such requirements could be burdensome and/or expensive or even impose requirements that we are unable to meet.

We are subject to a number of U.S. federal and state laws and regulations that involve matters central to our business. These laws and regulations involve privacy, data protection, and other subjects. Many of the laws and regulations to which we are subject are still evolving and being tested in courts and could be interpreted in ways that could harm our business. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate.

Intellectual Property

The Company does not have any patents or trademarks on which it relies.

Litigation

From time to time, the Company may be involved in a variety of legal matters that arise in the normal course of business. The Company is not currently involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise. *See* "Risk Factors" for a summary of risks our Company may face in relation to litigation against our Company.

Property

The Company does not currently lease or own any physical premises. The Company currently uses 55 E 3rd Ave., San Mateo, CA 94401 as an address for mailing, but the Company's operations are generally conducted remotely.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2019 and December 31, 2018 should be read in conjunction with our financial statements and the related notes included as Exhibit A to this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Cloudastructure, Inc. is a corporation organized under the laws of the State of Delaware. The Company is headquartered in California. The Company is a technology retailer that focuses on intelligent devices and software for physical security applications.

Basis of Presentation

Net Revenues. Net revenues consist of revenue recognized from subscriptions to door and video services, and sales of controllers and recorders.

Cost of Goods Sold. Cost of goods sold consists of hosting costs and the costs of controllers and recorders.

Operating Expenses. Operating expenses consist of general and administrative expenses, which are primarily salaries and consulting costs, and sales and marketing expenses, which represent public relations, advertising and direct marketing costs.

Results of Operations

Net Revenues. The Company's net revenues for the twelve months ended December 31, 2019 were $76,717 compared to $129,588 for the twelve months ended December 31, 2018 – a decrease of 40.8%, or $52,871. This decrease was primarily the result of a decrease in subscription revenues. In connection with this decrease in net revenues, the Company's gross profits decreased 99.5% from $119,593 for the twelve months ended December 31, 2018 to $604 for the twelve months ended December 31, 2019.

Operating Expenses. The Company's operating expenses for the twelve months ended December 31, 2019 were $453,085 compared to $301,370 for the twelve months ended December 31, 2018 – an increase of 50.3%, or $151,715. Operating expenses consisted almost entirely of general and administrative expenses for the twelve months ended December 31, 2018 and 2019, and were comprised primarily of headcount and consulting costs. This increase in expenses was primarily the result of higher salary and consultant costs.

Interest Expense. The Company's interest expense for the twelve months ended December 31, 2019 was $89,341 compared to $70,216 for the twelve months ended December 31, 2018 – an increase of 27.2%, or $19,125. This increase was primarily the result of increased interest on convertible notes, as the Company issued additional notes. (See "--Liquidity and Capital Resources" below.)

Other Income/Expense. The Company's other income/expense for the twelve months ended December 31, 2019 was $0 compared to income of $1,088,030 for the twelve months ended December 31, 2018. In 2018, the Company realized other income of $1,088,030 pertaining to the forgiveness of unpaid compensation owed to Rick Bentley, an officer of the Company. Mr. Bentley relinquished all rights to collect any of that forgiven unpaid compensation. As of December 31, 2019 and 2018, Mr. Bentley is still owed $120,000 of unpaid compensation.

Net Income. As a result of the foregoing, the Company suffered a net loss of $542,322 for the twelve months ended December 31, 2019, compared to net income of $835,031 for the twelve months ended December 31, 2018.

Liquidity and Capital Resources

Since inception, the Company has relied on raising funds from the issuance of convertible notes and SAFEs to fund its business. As of December 31, 2019, the Company had working capital of $14,296 but could incur losses prior to generating additional positive working capital from operations. The Company also has an accumulated deficit in earnings since inception. During the next twelve months, the Company intends to fund its operations with funding from the issuance of SAFEs via the 2020 Offering, an offering pursuant to Regulation A of units comprised of two shares of the Company's Class A Common

Stock and a warrant to purchase 1 share of the Company's Class A Common Stock, capital contributions from investors, and funds from revenue producing activities.

Issuance of Convertible Notes

In 2018 and prior years, the Company issued convertible notes in exchange for cash for the purpose of funding continuing operations (the "Notes"). The Notes were sold in offerings pursuant to Section 4(a)(2) of the Securities Act. The Notes accrue interest at the rate of four to six percent per annum and are convertible to equity at a pre-determined discount to market value under certain predefined conditions. Such conditions include a qualified equity financing, election by a majority of noteholders on the maturity date of the associated Notes to convert the Notes, or a sale of the Company.

As of December 31, 2019, the total outstanding principal balance of the Notes was $1,811,849. As of the date of this report, the Company has $2,302,282.22 worth of Notes (including principal and accrued interest) outstanding beyond their stated maturity date. Under the default provisions of these Notes, of which a default results in acceleration of the Notes, and all principal and unpaid accrued interest becomes immediately due and payable. To date, the Company has not received a demand for payment by holders of such Notes – however, the holders of such Notes may make a demand for payment at any time.

Promissory Note With Optional Conversion

In December 2019, accounts payable of $92,730.50 from a vendor was converted into a promissory note. The note is repayable in December 2026, or upon a change of control if earlier, and bears no interest. The noteholder has the option to convert all or any portion of the balance into securities of the type issued in any financing of the Company, exercisable within thirty (30) days following the closing of such financing.

Issuance of SAFES

On July 16, 2019, the Company completed the 2019 Offering in which it entered into SAFE agreements (Simple Agreement for Future Equity) with investors in exchange for cash investments totaling $380,725. The SAFE agreements have no interest rate or maturity date. The SAFE agreements are convertible at the option of the Company upon an equity financing of the Company in which $1,000,000 in net proceeds are received into shares of the Common Stock or Preferred Stock of the Company issued in such equity financing. The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) an 80% discount to the pricing in the triggering equity financing; and B) the price implied by a $7,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing. As of December 31, 2019, the SAFE agreements have not yet converted. The Company does not intend to allow these SAFEs to convert into shares of Class A Common Stock.

On November 1, 2019, the Company commenced another the 2020 Offering in which it is entering into SAFE Agreements with investors. The SAFE agreements become convertible into shares of Preferred Stock of the Company (currently none are authorized) issued in a future equity financing of the Company. The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) an 80% discount to the pricing in the triggering equity financing; and B) the price implied by a $10,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing. For up to the first $100,000 raised in the 2020 Offering, investors entered into a SAFE with the same terms, except for a lower valuation cap of $9,000,000. As of the date of this report, the Company has raised $331,590 from the issuance of SAFEs to investors in the 2020 Offering. As of December 31, 2019, the SAFE agreements have not yet converted as a qualifying financing had not yet occurred. The potential Regulation A offering will not trigger the conversion of these SAFEs into shares of Class A Common Stock.

Subsequent Events

Sales of Common Stock

On February 20, 2020 the Company sold 30,000,000 shares of the Company's Common Stock to Richard Bentley, its Chief Executive Officer, for an aggregate purchase price of $6,000.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years.

Date of Commencement of Offering (MM/YYYY)	Offering Exemption Relied Upon	Securities Offered	Final Amount Sold	Final Proceeds	Use of Proceeds
09/2017	Rule 506(b) of Regulation D under the Securities Act	Convertible Note	$166,980	$166,980	Working capital inclusive of payments to service providers and payments to officers and directors.
02/2019	Regulation Crowdfunding	SAFEs	$380,725	$380,725	Net proceeds (after intermediary fees, campaign fees, and accounting fees) were used for marketing, research and development, wages, and general working capital.
11/19	Regulation Crowdfunding	SAFEs	N/A ($331,590 to date.)	N/A ($331,590 to date.)	Net proceeds (after intermediary fees, campaign fees, and accounting fees) were used for marketing, research and development, wages, and general working capital.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Date Appointed to Current Position	Approximate hours per week for part-time employees
Executive Officers				
Richard Bentley	Chief Executive Officer	51	March 28, 2003	N/A
Gregory Rayzman	Chief Technology Officer	58	October 21, 2019	15
Craig Johnson	VP of Business Development	62	October 21, 2019	5
Directors				
Richard Bentley		51	March 28, 2003	
Elizabeth Fetter		61	March 28, 2003	
Ralph Eschenbach		74	May 26, 2006	

Richard Bentley, Chief Executive Officer, Director

Rick Bentley has over 20 years of Silicon Valley startup and technology experience. He was founder and CEO of Televoke Inc. (became deCarta, bought by Uber) where he raised eight figures of Venture Capital. Mr. Bentley has been a full time Advisor to Google X. He was a direct report to Andy Grove for half a decade. Investors have brought him in for interim-CEO roles at early stage companies. He was a Senior Consultant at Bearing Point Inc., which included two assignments in Baghdad. At General Magic he managed the "Portico" program, derivatives of which serve over a million subscribers. He was Director of Business Development for Machina, a design and engineering house that developed consumer electronics products, some of which sold over 10MM units. He was also Director of Product Development for Sensory Inc, which currently has the largest installed base of speech recognition systems in the world. Mr. Bentley is the author of multiple patents and patent filings, many of which were bought by Samsung in 2014. Mr. Bentley served as CEO of the Company since its inception in 2003. He received his BA in Physics and MS in Engineering from UC Berkeley.

Gregory Rayzman, Chief Technology Officer

Gregory Rayzman is a seasoned technologist and well recognized name in Silicon Valley. His expertise in Big Data and database architecture is sought by several emerging and well-established companies like Apple, where he provided pivotal

12

leadership in designing and developing massively scalable and database backed infrastructures. Most recently, Mr. Rayzman had a great stint at TheFind shopping search engine with relevancy and popularity algorithm instead of the ordinary pay-for-placement. TheFind was acquired by Facebook in 2015. Prior to that, as Chief architect of a forward-looking company NebuAd, in 2007 he developed behavior targeting advertising systems based on the aggregate data, which everyone from Google and Yahoo to Facebook and Plaxo is looking into only now – for better targeted, more relevant advertising. He was previously a founding engineer and Chief architect for ITM Software, acquired by BMC. Mr. Rayzman also served as CTO for Claridyne Inc., an IT infrastructure and integration company. Mr. Rayzman was founding engineer and Director of Software Engineering for Annuncio Inc., acquired by PeopleSoft (now Oracle). Mr. Rayzman joined the Company in 2004, and is now its Chief Technology Officer. Mr. Rayzman holds both Bachelor and Master's degrees in Computer Science from Moscow University and completed his postdoctoral education in Applied Mathematics at the Academy of Science before moving to the United States earlier in his career.

Mr. Rayzman works part-time for the Company, splitting his time between SteppeChange, where he has served as CTO and Chief Data Architect since April 2015, and his role at the Company.

Craig Johnson, VP of Business Development

Craig Johnson has over 20 years of experience in a variety of Sales, Sales Management, Marketing, Operations, and General Management. He has served as Honeywell General Manager, running a 100+ person organization with $27m in revenues, that consulted, sold, installed, and maintained HVAC systems, Fire Alarm, and Security systems in large, commercial buildings. Mr. Johnson also has extensive experience in the marketing and sales of electronic components to OEM and Distributor channels, both through direct salesforces and independent rep organizations. At the customer enterprise level, Mr. Johnson managed the sales and service teams for process automation platforms that monitor and control refineries, power generation plants, and manufacturing sites. Mr. Johnson earned his Bachelor's Degree from the University of Wisconsin-Madison and his MBA in Marketing from DePaul University in Chicago. He is Six Sigma certified and served as a Reserve Officer in the Armed Forces.

Mr. Johnson works part-time for the Company, splitting his time between the Company and serving on the boards of three private companies.

Elizabeth Fetter, Director

Elizabeth Fetter is a seasoned businesswoman with experience leading companies in software, telecom, equipment and technology services. Currently consulting with a privately-owned specialty retail company, she has served and invested in companies in a variety of industries, including retail, real estate, and design. Fetter was appointed CEO for Symmetricom in April 2013, and oversaw its restructuring and sale to Microsemi. She is the founder of Abundance Hill Enterprises LLC and Fetter Advisory Services, where she has served in principal capacities since 2015. She was the President and CEO of Jacent Technologies, QRS Corporation and NorthPoint Communications. Fetter has run public and private companies ranging from $5 billion in revenue to start-up and has successfully led an IPO and numerous strategic and M&A transactions. She has 20 years of experience in not-for-profit boards and has served on 12 corporate boards of directors. She joined the Company as a Director in 2003. She attended Harvard Business School's Executive Education Program, received her B.A. in Communications Studies, and obtained her M.B.A. from Carnegie Mellon University-Tepper School of Business.

Ralph Eschenbach, Director

Ralph Eschenbach has been a member of Sand Hill Angels (SHA), an seed-stage investment firm, since 2004 and has served as President, Treasurer and board member of SHA. He has been in Silicon Valley all of his career which started at HP Labs. It was at HP that he developed the first commercial GPS (Global Positioning System) receiver in 1976 that demonstrated the potential for addressing a low cost market for a positioning sensor. That design was acquired by Trimble Navigation in 1982 and became the basis of Trimble's GPS technology. He joined Trimble in 1983 as VP Engineering and later had P&L responsibility managing the Marine and Aviation divisions of Trimble. He became CTO at Trimble in the late 1990's and retired in the mid 2000's. He is retired, currently sits on the board of multiple start-ups, and enjoys running, bicycling, and skiing. Mr. Eschenbach received his BSEE from UC Berkeley in 1968 and MSEE from Stanford University in 1970. He graduated Magna Cum Laude and was a member of Phi Beta Kappa.

Family Relationships

There are no family relationships between any of our officers or directors.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of April 17, 2020, after giving effect to the Reverse Stock Split (defined below), the voting securities of the Company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the Company's voting securities or having the right to acquire those securities.

Name and Address of Beneficial Owner	Title of class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable (1)	Percent of class (2)
Officers and Directors				
Rick Bentley, Chief Executive Officer, Director, 55 E 3rd Ave San Mateo CA 94401	Class B Common Stock	1,500,000	8,043,979	46.88%
Gregory Rayzman, Chief Technology Officer, 55 E 3rd Ave San Mateo CA 94401	Class B Common Stock	0	1,213,427	6.36%
Craig Johnson, VP of Business Development, 55 E 3rd Ave San Mateo CA 94401	Class B Common Stock	0	406,937	2.57%
Elizabeth Fetter, Director, 55 E 3rd Ave San Mateo CA 94401	Class B Common Stock	0	381,425	1.99%
Ralph Eschenbach, Director, 55 E 3rd Ave San Mateo CA 94401	Class B Common Stock	0	381,425	1.99%

(1) Represents shares acquirable from the exercise of options pursuant to the Company's Amended 2014 Stock Plan within 60 days of the date of April 17, 2020.

(2) Percent of class calculations are based on 2,980,888 shares of Class B Common Stock outstanding as of April 17, 2020, and an additional 17,378,416 shares issuable pursuant to options that may be exercised pursuant to the Company's Amended 2014 Stock Plan within 60 days of April 17, 2020.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On October 21, 2019, Rick Bentley, the Company's Chief Executive Officer, issued a Promissory Note to the Company in the principal amount of $6,000. The note accrues interest at 1.86% per annum, and has a maturity date of February 20, 2030. As of the date of this report, this note is still outstanding.

On February 20, 2020, Rick Bentley, the Company's Chief Executive Officer, issued a promissory note to the Company in the principal amount of $6,000. The note accrues interest at 1.86% per annum, and has a maturity date of February 20, 2030. As of the date of this report, this note is still outstanding.

On February 20, 2020 the Company sold 30,000,000 shares of the Company's Common Stock to Richard Bentley, its Chief Executive Officer, for an aggregate purchase price of $6,000 pursuant to a Restricted Stock Purchase Agreement of same date.

In 2018, the Company realized a gain of $1,088,030 pertaining to the forgiveness of unpaid compensation owed to an officer, Rick Bentley, of the Company. Rick Bentley has irrevocably and without condition relinquished all rights to collect any of that forgiven unpaid compensation. As of the date of this report, the officer is still owed $120,000 of unpaid compensation which is categorized as accrued expenses.

Other than the transactions listed above and payment of compensation under employment contracts, no officer, director or holder of a 20% or greater interest in the equity of the Company (or family member thereof) has entered into any proposed or current transaction with the Company that exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current 2020 Offering under section 4(a)(6) of the Securities Act.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of Cloudastructure's amended and restated certificate of incorporation and bylaws. For a complete description of Cloudastructure's capital stock, you should refer to the amended and restated certificate of incorporation and bylaws of the Company filed with the SEC as exhibits to the company's Offering Statement on Form 1-A and to the applicable provisions of Delaware law.

On April 17, 2020, the Company filed an amended and restated certificate of incorporation that a 1-for-20 reverse split of its outstanding Common Stock, and also designated two new classes of Common Stock – Class A and Class B (the "Reverse Stock Split"). All outstanding shares of Common Stock of the Company prior to the Reverse Stock Split became shares of Class B Common Stock following the Reverse Stock Split. Upon effecting the Reverse Stock Split, the authorized capital stock of the Company consists of 350,000,000 shares of Common Stock, par value $0.0001 per share, consisting of 250,000,000 shares of Class A Common Stock and 100,000,000 shares of Class B Common Stock. Immediately before the Reverse Stock Split, the outstanding number of shares of the Company was 59,617,776 shares of Common Stock. Immediately after the effectiveness of the Reverse Stock Split, the Company's outstanding capital stock was 2,980,888 shares of Class B Common Stock, and no shares of Class A Common Stock. We refer to the Class A and Class B Common Stock together as our "Common Stock". The rights and preferences of the Common Stock are described below. As of immediately after the effectiveness of the Reverse Stock Split on April 17, 2020, the Company had 4,449,333 shares of Class B Common Stock issuable upon the exercise of options.

Common Stock

Voting Rights

Holders of shares of Class A Common Stock are entitled to one (1) vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Holders of shares of Class B Common Stock are entitled to twenty (20) votes for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Dividend Rights

Holders of our Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds as detailed in the Company's certificate of incorporation. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends the foreseeable future.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company, holders of the Class A Common Stock and Class B Common Stock will be treated equally, identically and ratably, on a per share basis, with respect to any consideration into which such shares are converted or any consideration paid or otherwise distributed to stockholders of the Company.

Rights and Preferences

Except as set forth below, holders of our Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Common Stock.

Conversion Terms of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock as follows:

- *Optional Conversion*. Each share of Class B Common Stock is convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder at any time upon written notice to the transfer agent of the Company.

- *Automatic Conversion upon Transfer*. Each share of Class B Common Stock is automatically convertible into one (1) share of Class A Common Stock upon transfer of such share by the holder of such share, subject to certain exceptions, such as transfers to certain entities or individuals permitted by the Company, transfers into a trust, retirement account, pension, other type of plan, or transfers into entities owned and controlled by the holder.

- *Automatic Conversion Post IPO upon Election of Founder.* At any time following an initial public registered offering of the Company's securities, each outstanding share of Class B Common Stock will automatically convert into one (1) share of Class A Common Stock at the election of Richard Bentley, the Company's CEO, and the holders of the majority of the outstanding shares of Class B Common Stock.

Securities Offered Under Regulation Crowdfunding

SAFEs Offered in 2020 Offering

The Company is currently offering up to $689,474 worth of SAFEs pursuant to the 2020 Offering.

Conversion Terms

The SAFEs become convertible into shares of Preferred Stock of the Company (currently none are authorized) issued in a future equity financing of the Company. The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) an 80% discount to the pricing in the triggering equity financing; and B) the price implied by a $10,000,000 valuation cap divided by the capitalization of the Company (as defined in the SAFE agreements) at the triggering equity financing. For up to the first $100,000 raised in the 2020 Offering, investors entered into a SAFE with the same terms, except for a lower valuation cap of $9,000,000. As of the date of this report, the Company has raised $331,590 from the issuance of SAFEs to investors in the 2020 Offering. As of December 31, 2019, the SAFE agreements have not yet converted as a qualifying financing had not yet occurred.

Voting Rights

Holders of the SAFEs have no voting rights. Instead, the CEO of the Company will be granted a proxy to vote on the holder's behalf.

Private Sales for Major Investors.

Investors who invest at least $25,000 and are "accredited investor" as defined by Rule 501 of Regulation D (17 C.F.R.§230.501(a)) will be considered a "Major Investor" in the 2020 Offering. Major Investors will receive the right to purchase a pro-rata share of privately placed securities occurring after an equity offering covered by the SAFEs.

Transferability

The SAFEs may not be transferred by any holder of the SAFEs during the one year period beginning when the securities were issued, unless such securities are transferred:
1. To the Company
2. To an accredited investor
3. As part of an offering registered with the US Securities and Exchange Commission: or
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance

Liquidation Rights

If the Company has an initial public offering or is acquired by, merged with, or otherwise taken over by another company or new owners prior to investors in the SAFEs receiving Preferred Stock, holders of the SAFEs will receive shares of our Class A Common Stock equal to the amount invested by the investor in the SAFEs divided by the quotient of (a) the Valuation Cap (as defined in the SAFE agreement) divided by (b) the number of outstanding shares of the Company's Common Stock and Preferred Stock, but excluding any shares of common stock reserved and available for future grant under any equity incentive or grant, SAFEs, and/or convertible promissory notes.

If the Company ceases operations, liquidates, dissolves, winds up or has its assets assigned to creditors prior to an issuance of securities involving Preferred Stock, the Company will pay first the other holders of existing Preferred Stock, based on the terms of the Company's amended and certificate of incorporation, and then holders of the SAFEs. These payments will occur before any distributions to holders of our Common Stock. If there are not sufficient Company assets to pay holders of the SAFEs the amount of their investments, as determined by the Company's board of directors, payments will be made on a pro-rata basis. In this case, investors may not recoup part or all of their investment from the Company.

Repurchases

If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase the SAFEs from the holders for the greater of (i) the purchase amount of the SAFEs held by the investor and (ii) the fair market value of this instrument, as determined by an independent appraiser of securities chosen by the Company.

Modification of Rights of SAFEs

If a holder is not a Major Investor, any provision of the SAFE (other than the Valuation Cap) may be amended, waived or modified upon the written consent of the Company and either (A) the Designated Lead Investor (as defined in the SAFE agreement) or (B) the holders of a majority of the value of the SAFEs issued in the 2020 Offering. If the Investor is a Major Investor, any provision of the SAFE (other than the Valuation Cap) may be amended, waived or modified only upon the written consent of the Company and the holders of a majority of the value of the SAFEs issued in the 2020 Offering.

SAFEs Offered in 2019 Offering

On July 16, 2019, the Company completed a Regulation Crowdfunding offering in which it entered into SAFE agreements (Simple Agreement for Future Equity) with investors in exchange for cash investments totaling $380,725 (the "2019 Offering"). The SAFE agreements have no interest rate or maturity date. The SAFE agreements are convertible at the option of the Company upon an equity financing of the Company in which $1,000,000 in net proceeds are received into shares of the Common Stock or Preferred Stock of the Company issued in such equity financing. The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) an 80% discount to the pricing in the triggering equity financing; and B) the price implied by a $7,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing. As of December 31, 2019, the SAFE agreements have not yet converted. As of the date of this report, the Company does not intend to allow these SAFEs to convert into shares of Class A Common Stock.

REGULATORY INFORMATION

Disqualification

No disqualifying events have been recorded with respect to the Company or its officers or directors.

Ongoing Reporting

The Company has not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, has not previously failed to comply with the requirements of Rule 202.

UPDATES

Updates on the status of the 2020 Offering may be found at: https://wefunder.com/cloudastructure

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.


CLOUDASTRUCTURE, INC.

/s/ Rick Bentley
Rick Bentley, Chief Executive Officer
Date: April 29, 2020


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Rick Bentley
Rick Bentley, Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, Director
Date: April 29, 2020

/s/ Elizabeth Fetter
Elizabeth Fetter, Director
Date: April 29, 2020

/s/ Ralph Eschenbach
Ralph Eschenbach, Director
Date: April 29, 2020

EXHIBIT A TO FORM C

AUDITED FINANCIAL STATEMENTS OF CLOUDASTRUCTURE, INC. FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018.

TABLE OF CONTENTS



INDEPENDENT AUDITOR'S REPORT

March 31, 2020

To: Board of Directors, Cloudastructure, Inc.
      Attn: Rick Bentley

Re: 2019 Financial Statement Audit

We have audited the accompanying consolidated financial statements of Cloudastructure, Inc. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of income, stockholders' equity/deficit, and cash flows for the calendar periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations, shareholders' equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the

events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

Cloudastructure, Inc.
BALANCE SHEETS
As of December 31, 2019 and 2018
See accompanying Independent Auditor's Report and Notes to the Financial Statements
Amounts in thousands, except share numbers

	2019		2018	
TOTAL ASSETS				
Current Assets				
Cash and cash equivalents	$	3	$	8
Accounts receivable		11		33
Total Current Assets		14		41
Non-Current Assets				
Fixed assets, net		6		–
TOTAL ASSETS	**$**	**20**	**$**	**41**
LIABILITIES AND SHAREHOLDERS' CAPITAL				
Liabilities				
Current Liabilities				
Accounts payable	$	6	$	104
Accrued expenses		151		122
Deferred revenue		12		24
Interest payable		391		301
Sales tax payable		1		1
Total Current Liabilities		561		552
Non-Current Liabilities				
Convertible notes (see **Note 4**)		1,812		1,392
Other non-current liabilities (see **Note 5**)		93		–
TOTAL LIABILITIES		**2,466**		**1,944**
Shareholders' Equity				
Common stock (200,000,000 shares authorized, 107,000,000 shares issued and outstanding)		–		–
Accumulated deficit		(2,446)		(1,903)
TOTAL SHAREHOLDERS' CAPITAL		**(2,446)**		**(1,903)**
TOTAL LIABILITIES AND SHAREHOLDERS' CAPITAL	**$**	**20**	**$**	**41**


Cloudastructure, Inc.
STATEMENT OF OPERATIONS
Calendar years ended December 31, 2019 and 2018
See accompanying Independent Auditor's Report and Notes to the Financial Statements
Amounts in thousands, except for per share amounts


	2019	2018
Revenues, net	$ 77	$ 129
Cost of goods sold	(76)	(10)
Gross Profit	1	119
Operating Expenses:		
General and administrative	447	301
Sales and marketing	6	–
Total Operating Expenses	453	301
Other Income/(Loss):		
Depreciation and Amortization	(1)	(1)
Interest Expense	(90)	(70)
Other Income/(Expense) (See **Note 6**)	–	1,088
Net Income (Loss)	$ (543)	$ 835
Earnings per share, basic	$ (0.01)	$ 0.01
Earnings per share, diluted	$ (0.01)	$ 0.01

Cloudastructure, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Calendar years ended December 31, 2019 and 2018
See accompanying Independent Auditor's Report and Notes to the Financial Statements
Amounts in thousands, except share numbers

	Common Stock			Accumulated Equity (Deficit)	Total Shareholders' Capital (Deficit)
	# Shares	Amount			
Balance as of January 1, 2018	107,000,000	$	–	$ (2,738)	$ (2,738)
Net Income				835	
Balance as of December 31, 2018	107,000,000		–	(1,903)	(1,903)
Net Loss				(543)	
Balance as of December 31, 2019	107,000,000	$	–	$ (2,446)	$ (2,446)

Cloudastructure, Inc.
STATEMENT OF CASH FLOWS
Calendar years ended December 31, 2019 and 2018
See accompanying Independent Auditor's Report and Notes to the Financial Statements
Amounts in thousands

	2019	2018
Cash Flows From Operating Activities		
Net income (Loss)	$ (543)	$ 835
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	1	1
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	22	21
(Increase) Decrease in prepaid expenses	0	3
Increase (Decrease) in accounts payable	(98)	(5)
Increase (Decrease) in accrued expenses	29	0
Increase (Decrease) in deferred revenue	(12)	0
Increase (Decrease) in interest payable	91	0
Increase (Decrease) in other current liabilities	0	(859)
Prior period adjustment to retained earnings	0	0
Net Cash Used In Operating Activities	(510)	(4)
Cash Flows From Investing Activities		
Purchase of fixed assets	(7)	1
Net Cash Used In Investing Activities	(7)	1
Cash Flows From Financing Activities		
Proceeds of notes and liabilities	513	–
Net Cash Provided By Financing Activities	513	–
Net Change In Cash	(5)	(3)
Cash at Beginning of Period	8	11
Cash at End of Period	$ 3	$ 8

Cloudastructure, Inc.
NOTES TO THE FINANCIAL STATEMENTS
Calendar years ended December 31, 2019 and 2018
See accompanying Independent Auditor's Report

NOTE 1 - NATURE OF OPERATIONS

Cloudastructure, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is headquartered in California. The Company is a technology retailer that focuses on intelligent devices and software for physical security applications.

Since inception, the Company has relied on raising convertible loans to fund its business. As of December 31, 2019, the Company had working capital of $14,296 but could incur losses prior to generating additional positive working capital from operations. The Company also has an accumulated deficit in earnings since inception. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign, an offering under Regulation A, capital contributions from investors and funds from revenue producing activities if any. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2019, the Company is operating as a going concern. See Notes 1 and 8 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2019 and 2018, the Company had $2,892 and $8,498 cash on hand, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced any significant write-downs in its accounts receivable balances. As of December 31, 2019 and 2018, the Company had $11,405 and $32,574 in accounts receivable, respectively. Based on the creditworthiness of its customers and the history of collections, the Company has not accrued for any bad debts as of these dates.

Sales Taxes

Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Property and Equipment

Property and equipment are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2019 and 2018, the Company maintained very few fixed assets.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Sales and Marketing Expenses

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In May 2014, FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers." ASU No. 2014-09 contains a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. Under this guidance, revenue is recognized when

promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard permits the use of either the retrospective or cumulative effect transition method. Early adoption is permitted for reporting periods beginning after December 15, 2017. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In August 2017, FASB issued ASU No. 2017-15, "Statement of Cash Flows (Topic 230)." ASU 2017-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

In May 2018, FASB issued ASU 2018-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since inception, however valuation allowances has been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence the deferred tax assets created by those losses will ever by utilized.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

The Company is subject to franchise and income tax filing requirements in the State of California. The Company's tax filings in the State of California for 2017, 2018, and 2019 will remain subject to review by that State until 2021, 2022, and 2023, respectively.

The Company is obligated to collect and remit sales taxes on certain sales made within or shipped to end users in the State of California. The Company's sales tax filings for the State of California are generally subject to review by that State for three years after the date filed.

NOTE 4 – CONVERTIBLE NOTES

In 2018 and prior years, the Company issued convertible notes in exchange for cash for the purpose of funding continuing operations (the "Notes"). The Notes accrue interest at the rate of four to six percent per annum and are convertible to equity at a pre-determined discount to market value under certain predefined conditions. Such conditions include a qualified equity financing, election by a majority of noteholders on the maturity date of the associated Notes, or a sale of the Company.

NOTE 5 – OTHER NON-CURRENT LIABILITIES

In December 2019, accounts payable of $92,731 from a vendor were converted into a promissory note. The note is repayable in December 2026, or upon a change of control if earlier, and bears no interest.

NOTE 6 – OTHER INCOME

In 2018, the Company realized a gain of $1,088,030 pertaining to the forgiveness of unpaid compensation owed to an officer, Rick Bentley, of the Company. This unpaid compensation had been previously categorized as an accrued expense in 2017. The officer has irrevocably and without condition relinquished all rights to collect any of that forgiven unpaid compensation. As of December 31, 2019 and 2018, the officer is still owed $120,000 of unpaid compensation which is categorized as accrued expenses.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Legal Matters
The Company is not currently involved in or aware of threats of any litigation.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation several years ago and incurred a cumulative loss for the period from inception through December 31, 2018. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 9), capital contributions from investors and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Management Considering a Securities Offering
During 2020, the Company is considering offering Class A common stock (see below) in an offering exempt from registration under Regulation A. The provisions of Regulation A allow an issuer to offer securities for up to $50,000,000. The Company has not yet committed to such an offering but would require qualification by the US Securities and Exchange Commission prior to doing so.

Reverse Stock Split
In 2020, the Company is nearing the completion of a 20-for-1 reverse stock split of its common shares. After the reverse split, the common shares will be designated Class B shares and will have 20 times the voting rights of any newly issued Class A shares.

Management's Evaluation
Management has evaluated subsequent events through March 31, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.